

SPOTLIGHT: GIRLS

Lynn Johnson
Co-Founder/CEO
lynn@spotlightgirls.com
415-595-9798



**THE OPPORTUNITY**

*Girls are the leaders we have all been waiting for*

# *TO BECOME LEADERS, GIRLS NEED...*



1. To be respected and valued for who they are and what they care about
2. Safe spaces to connect, play, and create with other girls like them
3. Opportunities to make stuff that makes a difference
4. Access to positive role models and empowering messages of what girls can do
5. To learn the social-emotional skills needed to love themselves, each other, and to make bold & brave choices in the world



**OUR SOLUTION**

Mobilize parents, educators & other girl advocates thru tech & digital media tools

# OUR SOLUTION



## MULTIMEDIA PLATFORM

- Powerful online learning space for licensed providers
- Courses for parents & educators
- Program registration software that tracks impact
- Empowering, age-appropriate media to inspire and educate girls

## PROGRAMMING

- Summer camps and after-school programs that integrate the media in real-time & space
- Delivered by Spotlight: Girls and licensed providers

# TARGET MARKET



- A mom, educator, and/or community leader

  - Socially/environmentally conscious

- Looking for resources about how to support their daughters and girls in their community

- Wants to take on a new project that excites her

  - Sees education as a tool for social justice



OUR TRACK RECORD

# Go Girls! Camp





- Founded in 2008
- Summer and school-break camps and afterschool clubs
- Serves 400-500 girls a year in Oakland & Berkeley, CA
- Girls learn social-emotional skills through theater, music, visual arts, and media

" I can't heap enough praise on the great work of **Go Girls!** As the mother of a 9-year-old daughter and an educator, I am so so SO grateful for their skillful mentorship, powerful curriculum, and sense of FUN! Now more than ever we need our daughters to be strong, self-aware, self-confident, compassionate, and fully empowered. Thank you to Lynn and Allison for doing this important work."

**Betty Ray**

Senior Editor at Large, George Lucas Educational Foundation



# The Go Girls! Culture Code



I am a Go Girl! That means I...

**Take Center Stage**

I make bold & brave choices.

I have the power of my voice, body & imagination.

I am part of the whole play.


SPOTLIGHT: GIRLS

#TakeCenterStage
#GirlsMakeMedia

© Spotlight: Girls, 2017
Go Girls!™ is a registered trademark of Spotlight: Girls
spotlightgirls.com

# Our "Secret Sauce"

- What do girls need to be learning in order to be their boldest, bravest selves
- Research-based - Bridging the Art & Science
- Greater Good Science Center, UC Berkeley
- Best practices in arts education and positive youth development

" Our children are being lifted up by a rising tide of courage and love. So many have stepped forward to courageously break the silences created by so much harm. **Go Girls!** creates space for our children to tap into their true power, to raise their voices, to stand together and to build a world of sanctuary, joy, expression, and fierce and loving power - a world of #NotEver! I am so grateful that our daughter has been able to be a part of a community that is helping her to discover and stand fully in her creativity and strength."

**Taj James**
Executive Director, Movement Strategy Center



**2017**                    *470*



**2017**                    *292, 246*

*From 2015 to 2016, we ended our Alameda, San Francisco, and Palo Alto partnerships for financial reasons. This explains the dip in enrollment numbers.*

# *SIZE & IMPACT*

## *Customers*

## *Workers*

Certified
B Corporation®



**458** Go Girls! from camps and afterschool classes in 2017

**118** Initial Score, 2017 Named "Best for the World, 2018

**5** Year-round staff

**30** Average number of professional and youth artists employed each summer

**94%** "Extremely" or "Very" Satisfied with overall quality

**62%** Average return rate of staff from one summer to the next

**56%** Reported positive changes in confidence after just 2 weeks

**31%** People of Color on staff

**21%** LGBTQ folks on staff

**55%** Reported increased comfort making mistakes after just 2 weeks



" At Go Girls! Camp, my daughter came home every day fired up about not only what she had learned but also about what she had created. She made lots of new friends and can't stop singing the songs she and other girls wrote. It is like the best parts of team sports without the keeping score and winners and losers. And she certainly internalized and sparked to the message that she and all girls can do anything. I'm jealous that dads can't go!"

**W. Kamau Bell**
Emmy Award-winning comedian and author
Host of CNN's United Shades of America

# THE TEAM

- *Co-Founder/CEO of Spotlight: Girls*
- *First investee of the Force for Good Fund*
- *Youth development expert who grew Go Girls! Camp from $0 to six-figure business with 60% gross margin*
- *Winner of SheKnows Media #ThePitch at BlogHer 2017*



**Lynn Johnson**



**Allison Kenny**

- *Co-Founder/Creative Director of Spotlight: Girls*
- *Actor, director, and producer*
- *Blogger, BlogHer 2016 Voices of the Year Winner*
- *Author, "Starring Celia" and "Go Squirrel" series*



**George Ison**
**Administrative Assistant**



**Sabrina Walasek**
**Project Manager, Curriculum Designer**
**Formerly with LeapFrog, Little Passports**



**Chrissy Mulvihill**
**Program Director**
**Award-winning K-8 educator**
**with 25+ years experience**



**Brett Burton**
**Sales and Marketing**
**Consultant with focus on**
**Impact-Driven Entrepreneurs**

# PARTNERS & ADVISORS

*Founder, Alphabet Rockers Collaborator on "I'm Proud" and "My Light" – girl anthems based on the Go Girls! Culture Code on the GRAMMY-nominated album, Rise Shine #Woke*



**Kaitlin McGaw**



**Anasa Troutman**

*Founder, Culture Shift Creative Former manager of India.Aire, Named on of the 50 founders to Watch by Essence Magazine, 2017*

*Collaborator on "Shelectricity," a girls' empowerment ecosystem that brings together technology, culture, and community*



**Mike Johnson
Branding & Digital Marketing Executive, CAA**



**Brandi Riley
Social Media Strategist, Content Creator & Go Girls! Mama**



**Jenny Kassan
Attorney, Finance Innovator & Coach**



**Kevin Bayuk
Partner, LIFT Economy
Co-Founder, Force for Good Fund**



**Christine Carter, PhD
Sociologist, Happiness Expert & Best-selling author**

# THE INVESTMENT



**Raise Goal:**
**$250K by November 15, 2018**

- Staff salaries and consultant fees
- Platform Technology
- Digital Content Production
- Merchandise Production

**Seeking Equity Investors**

- Like-minded investors looking for both financial and social impact returns
- Target 6% annual dividends on your investment
- $1000 minimum
- Accredited and unaccredited



JOIN US!